April 7, 2006

VIA EDGAR AND FACSIMILE

Mr. Michael Moran

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3581

Re:	Public Service Enterprise Group Incorporated (“PSEG”) Thrift and Tax-Deferred
Savings Plan and PSEG Employee Savings Plan (the “PSEG Plans”)
Item 4.01 - Current Report on Form 8-K filed March 30, 2006
File No. 0-9120

Dear Mr. Moran:

The following is in response to the Division of Corporation Finance letter, dated March 31, 2006, commenting on the Item 4.01 disclosure included in the March 30, 2006 Form 8-K filed by PSEG (the “Form 8-K”). While PSEG appreciates the Division’s comments and observations, PSEG believes the disclosure in the Form 8-K substantially complies with the requirements of Item 4.01 of Form 8-K and Item 304(a) of Regulation S-K.

With respect to the first comment, the change in independent public accountants for the PSEG Plans’ 2005 audits was made by the PSEG Plans’ fiduciary in contemplation of the proposed merger with Exelon Corporation (“Exelon”). If the merger transaction with Exelon closes prior to the filings of the PSEG Plans, a question as to whether Deloitte & Touche LLP would be independent of the PSEG Plans may arise.

With respect to the second comment, PSEG believes that the disclosure in the Form 8-K regarding the nonexistence of any disagreements with the predecessor firm covers all periods prior to the date of the filing of the Form 8-K.

Representatives of PSEG have discussed the staff’s comments and this proposed response with Mr. Robert Burnett, Staff Accountant, who has indicated that the staff would not object to this response.

PSEG acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in the Form 8-K; staff comments and company responses to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and PSEG may not assert this exchange of communications with staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Patricia A. Rado
Patricia A. Rado
Vice President and Controller